Securities and Exchange Commission,
                             Washington, D.C. 20549

                                  Schedule TO/A

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                    Duff & Phelps Credit Rating Co. (Issuer)
                            (Name of Subject Company)

                       FSA Acquisition Corp. (Offeror), an
                indirect wholly owned subsidiary of Fimalac S.A.
--------------------------------------------------------------------------------
                  (Names of Filing Persons (identifying status
                      as offeror, issuer or other person))

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    26432F109
                      (CUSIP Number of Class of Securities)

          Stephen Joynt (President) or David Kennedy (Vice-President),
                             FSA Acquisition Corp.,
        One State Street Plaza, New York, NY 10004 (Tel: (212) 908 0500)
        -----------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                    Copy to:  David Lakhdhir, Esq.
                              Paul, Weiss, Rifkind, Wharton & Garrison
                              1285 Avenue of the Americas
                              New York, New York 10019-6064
                              Tel: (212) 373 3000

Calculation of Filing Fee

 Transaction Valuation*                                 Amount of Filing Fee**
 ----------------------                                 ----------------------
      $527,400,000                                             $105,480

* For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 4,644,121 outstanding shares of common stock, no par value per share, of Duff & Phelps Credit Rating Co. (the "Shares"), (ii) the tender offer price of $100.00 per Share and (iii) 1,055,705 options to acquire Shares with an exercise price at less than $100.00 under Duff & Phelps Credit Rating Co. 1994 Long-Term Stock Incentive Plan with an aggregate value of $63,587,900.00. Based on the foregoing, the transaction value is equal to the sum of (1) the product of 4,644,121 Shares and $100.00 per Share and (2) the product of (A) 1,055,705 Shares which are subject to options to purchase Shares with an exercise price of less than $100.00 per Share and (B) the difference between $100.00 per Share and the exercise price per Share of such options.
** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $105,480      Filing Party:  FSA Acquisition Corp.
                          -----------

Form or Registration No.: Schedule TO    Date Filed:    March 15, 2000
                          -----------                   --------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 1 TO SCHEDULE TO


      This Amendment No. 1 amends and supplements the Schedule TO filed with the Securities Exchange Commission on March 15, 2000 (the "Schedule TO") by FSA Acquisition Corp, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Fimalac S.A., a French societe anonyme ("Parent"), to purchase all of the issued and outstanding shares (the "Shares") of common stock, no par value per share, of Duff & Phelps Credit Rating Co., an Illinois corporation (the "Company"), at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 15, 2000 and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

ITEMS 1 THROUGH 9, 11 AND 12.

      Items 1 through 9, 11 and 12 of Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

      (1) a copy of the press release, dated March 24, 2000, announcing the early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act is attached hereto as Exhibit (a)(1)(I) and is incorporated by reference.

      (2) the response to Item 12 is amended to add the following exhibit:

         "(a)(1)(I)                 Press Release dated March 24, 2000"

                                    SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                FSA Acquisition Corp.


                                                By: /s/ Stephen Joynt
                                                    -----------------
                                                    Name: Stephen Joynt
                                                    Title: President

March 24, 2000

                                  EXHIBIT INDEX


The following item (a)(1)(I) is hereby added to the Exhibit Index:


EXHIBIT NUMBER                      DESCRIPTION

   (a)(1)(I)                        Press Release dated March 24, 2000